Exhibit 99.1

QIWI Completes the Sale of its SOVEST Project

NICOSIA, CYPRUS – July 15, 2020 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced that it has completed the sale of its SOVEST consumer lending business to Sovcombank. In connection with this transaction the Company assigned claims held against SOVEST customers (the portfolio of instalment card loans) to Sovcombank with a gross carrying amount of approximately RUB 8.2 billion and net amount of approximately RUB 6.9 billion as well as certain other assets related to SOVEST project for a cash consideration of RUB 5.8 billion for such claims and assets including a partial reimbursement of related redundancy costs. We will incur a loss on disposal of the SOVEST project in the amount of approximately RUB 0.8 billion, which is better than our initial expectation. Such loss is not expected to affect Group Adjusted Net Profit. Under the terms of sale certain other adjustments may occur until the end of 2020, however, we do not believe that such adjustments will materially affect the overall deal value as well as associated loss on disposal.

The resulting loss on disposal of the SOVEST project as well as the cash consideration received are below our initial estimates because the gross carrying amount of the portfolio as of the date of the valuation event declined as compared to the announcement date. Such decline was driven primarily by better than expected portfolio performance that resulted from lower negative macroeconomic impact on collection and portfolio quality as well as lower participation in the restructuring program by SOVEST customers.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 21.8 million virtual wallets, over 127,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 123 billion cash and electronic payments monthly connecting over 39 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the overall deal value and associated loss on disposal of the SOVEST project. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the impact of the sale of on QIWI’s financial condition and results of operations, the timing of completion of the transaction and the risk that completion may not occur, macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com